ADITYA BIRLA GROUP

RECEIVED
2008 AUG 11 A 10:23

26th July, 2008

SUPPL

Securities and Exchange Commission
Att: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

[redacted]

08004204

Dear Sir,

Sub : Quarterly Financial Statement - Clause 41 of the Listing Agreement.

Please note that the Company has been preparing the financial statement under clause 41 of the listing agreement and Annual Accounts under the Companies Act in Rupees in Million.

Since, Scheduled VI of the Companies Act, 1956 permit to prepare Annual Accounts in Rupees in Crores for companies having turnover of more than Rs. 500 Crores. The Company has now decided to publish financial statement under the listing agreement and annual report under the Companies Act in **Rupees in Crores**.

Please take the same on your record.

Thanking you,

PROCESSED
AUG 13 2008
THOMSON REUTERS

8/11

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
ASST. VICE - PRESIDENT &
COMPANY SECRETARY

END